THE COAST DISTRIBUTION SYSTEM, INC.

350 Woodview Avenue

Morgan Hill, California 95037

(408) 782-6686

September 22, 2008

CORRESP

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:    David R. Humphrey, Branch Chief

Re:	The Coast Distribution System, Inc. (File No. 1-9511)

Form 10-K for Year Ended December 31, 2007

Ladies and Gentlemen:

Set forth in the attachment to this letter are the itemized responses of The Coast Distribution System, Inc. (“Coast”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Annual Report on Form 10-K filed the Commission under the Securities Exchange Act of 1934, as amended. The Staff’s comments are contained in a letter from the Staff dated September 4, 2008 (the “Comment Letter”).

For ease of review, each Staff comment is set forth in the attachment, followed immediately by Coast’s response thereto and those comments, together with the responses, are set forth in the same chronological order as the comments were presented in the Staff’s Comment Letter. Additionally, we have identified those of the Staff’s comments which, as requested by the Staff, will be addressed in future filings and any comment which we believe is inapplicable to Coast and the reasons for that belief.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (408) 782-6686, Ext. 2167.

Sincerely,

/s/ SANDRA A. KNELL
Sandra A. Knell, Executive Vice President & Chief Financial Officer

RESPONSES OF THE COAST DISTRIBUTION SYSTEM, INC. (FILE NO. 1-9511)

TO THE SEPTEMBER 4, 2008 COMMENT LETTER FROM THE

STAFF OF THE SECURITIES AND EXCHANGE COMMISSION,

RELATING TO THE ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Form 10-K (Fiscal Year Ended December 31, 2007) Critical Accounting Policies and Use of Estimates, page 16

Long-Lived and Intangible Assets

1. CONSIDER REVISING THIS PARAGRAPH TO SEPARATELY ADDRESS THE (A) IMPAIRMENT OF “GOODWILL AND OTHER INTANGIBLE ASSETS,” PURSUANT TO SFAS NO. 142, AND (B) “ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS,” PURSUANT TO SFAS NO. 144. YOUR CURRENT DISCLOSURE COMBINES THE IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLE ASSETS REFERENCING SFAS NO. 142. PLEASE ALSO REVISE THE DISCLOSURES IN NOTE A (6) TO THE AUDITED FINANCIAL STATEMENTS.

The Coast Distribution System, Inc. (“Coast”) does not have any intangible assets or goodwill on its balance sheet. However, pursuant to the Staff’s comment, we will modify, in future filings, the above-referenced paragraph relating to long-lived and intangible assets, to address Coast’s critical accounting policies relating only to long-lived assets, other than goodwill. If, in the future, Coast should acquire any intangible assets or record (in accordance with generally accepted accounting principles) any goodwill on its balance sheet, then, in accordance with the Staff’s comment, Coast will discuss in separate paragraphs Coast’s policies regarding (i) impairments of goodwill and intangible assets and (ii) impairments of long-lived assets other than goodwill.

Coast also will make, in future filings, corresponding changes to any financial statement footnote discussing its accounting policies regarding long-lived assets other than goodwill.

2. SEE THE SECTION HEADING, “CONTRACTUAL OBLIGATIONS.” PLEASE EXPAND THE FIRST PARAGRAPH TO DISCUSS YOUR REGIONAL DISTRIBUTION CENTER LEASES THAT WERE SET TO EXPIRE IN 2008 AND ALSO THOSE THAT WILL EXPIRE IN 2009, AS SHOWN UNDER ITEM 2-PROPERTIES OF THE FORM 10-K. IN THIS REGARD, INDICATE YOUR PLANS TO CONTINUE OPERATIONS FROM THOSE CENTERS, EITHER BY RENEWAL, PURCHASE, OTHER, OR CLOSURE, ETC. IT APPEARS THERE ARE ABOUT 10 OF THE 14 TOTAL LEASES THAT ARE SET TO EXPIRE DURING THIS PERIOD.

As requested by the Staff, in future 10-Ks (and any other filings in which Coast discusses its contractual obligations) we will discuss, with respect to those of the distribution center leases expiring within 12 months, whether or not we plan to seek renewals of the leases or relocate or close any of those distribution centers.

By way of background, the leases for the four distribution centers with expiration dates in 2008 have all been renewed. Also, we currently expect to renew all of the distribution center leases that are scheduled to expire in 2009. Coast has operated most of these distribution centers, at these same locations, for more than 10 years and in the past has never encountered any difficulties obtaining lease renewals for these facilities on acceptable terms.

3. FURTHER, EXPAND THE TABULAR PRESENTATION OF CONTRACTUAL OBLIGATIONS TO DISCLOSE, AT A MINIMUM, THE AMOUNT OF SCHEDULED INTEREST PAYMENTS ON YOUR LONG-TERM DEBT OBLIGATIONS. YOU MAY DETERMINE THE APPROPRIATE METHODOLOGY TO ESTIMATE THE INTEREST PAYMENTS. YOUR METHODOLOGY AND SIGNIFICANT ASSUMPTIONS SHOULD BE DISCLOSED IN A FOOTNOTE TO THE TABLE. IF THE AMOUNT OF INTEREST ON VARIABLE RATE DEBT CANNOT BE RELIABLY ESTIMATED, PLEASE EXPAND FOOTNOTE (1) TO THE TABLE TO DISCLOSE THIS FACT AND STATE THE SIGNIFICANT TERMS OF THE OBLIGATIONS. WE NOTE YOU HAVE DISCLOSED THE INTEREST RATES IN NOTE C TO THE AUDITED FINANCIAL STATEMENTS.

As requested by the Staff, in future filings we will add a paragraph immediately following the table under the caption “Total and Maturity of Contractual Obligations,” that sets forth information of the following nature:

“As indicated in the above table, our long term debt obligations consist primarily of borrowings under our long term revolving bank line of credit. It is not possible to calculate future estimated interest payments on those borrowings predictably, because the amounts of such borrowings fluctuate throughout the year depending on our liquidity needs, which vary primarily as a result of the seasonality of our business and due to the effects of prevailing economic conditions on the demand for and the purchases of our products by customers. Also, such borrowings bear interest at variable rates based on the bank’s prime rate or LIBOR, which ordinarily fluctuate during the year. Set forth above, under the caption “Liquidity and Capital Resources — Working Capital, Liquidity and Cash Flows” are the formulas that will determine the interest rates that will apply to those borrowings during the fiscal year ending December 31, 200  .”

We note in this regard that, under the above caption, in the 2007 10-K, we did disclose the formulas for determining the interest rates that would apply to such borrowings for the year ending December 31, 2008, which was the lender’s prime rate plus 0.25% or Libor plus 1.75% per annum. We intend to make similar disclosures, under that same caption, in the Form 10-Ks we file in succeeding years.

Financial Statements

Note A. Summary of Significant Accounting Policies

Inventories, page 34

4. AS INVENTORIES REPRESENT A SIGNIFICANT PORTION OF YOUR TOTAL ASSETS, CONSIDER PROVIDING A TABLE THAT CLASSIFIES THE INVENTORIES INTO ONE OR MORE CATEGORIES, AS APPROPRIATE. ALSO DISCLOSE IN THE FOOTNOTES, THE AMOUNT OF THE ALLOWANCE FOR INVENTORY OBSOLESCENCE AS OF EACH BALANCE SHEET DATE. WE NOTE THAT SCHEDULE II PROVIDES THE OBSOLESCENCE AMOUNTS ALONG WITH THE ACTIVITY DURING THE PERIOD.

In our experience, most companies classify inventories into three categories: raw materials, work in process and finished goods. Coast, however, is a wholesale distributor and supplier, and not the original equipment manufacturer, of products it sells. Therefore, all of its inventory consists of finished goods. Additionally, Coast categorizes, for operational purposes only, the products it distributes and sells by SKU and it has over 15,000 SKUs in total. Consequently, the suggested categorization of inventories would not provide information that would be useful to management in our operations and we believe it would be difficult (as well as unduly burdensome, if not impossible) to categorize our inventories in a way that would be meaningful or understandable to investors.

In accordance with the Staff’s comment, in future 10-Ks we will disclose, in Note A, the amount of the allowance for obsolete and slow moving inventory at each balance sheet date.

5. WE NOTE FROM THE NARRATIVE DISCUSSION ON PAGE 4 THAT YOU RELY ON INDEPENDENT FREIGHT COMPANIES TO SHIP YOUR PRODUCTS TO CUSTOMERS. PLEASE TELL US HOW YOUR ACCOUNTING COMPLIES WITH EITF NO. 00-10. IN ADDITION, IT APPEARS THAT ADDITIONAL DISCLOSURES MAY BE REQUIRED UNDER PARAGRAPH 6 OF THAT EITF. PLEASE REVISE OR ADVISE.

It is our understanding that EITF 00-10 provides that (i) all shipping and handling charges that are billed to customers in product sales transactions are to be classified as or included in revenues, and (ii) a company may adopt a policy of including its shipping and handling costs in cost of sales; provided that if it does not include those costs in costs of sales and those costs are significant, it should disclose both the amount of such costs and the line items in the income statement that include them.

In compliance with EITF-00-10, Coast includes, as part of net sales in its financial statements, shipping and handling charges billed to customers and includes, in its costs of sales, shipping and handling costs incurred by Coast. Additionally, we did disclose, under the caption “Results of Operations — Gross Margin” in the Management’s Discussion and Analysis section of our 2007 10-K, that such shipping costs (which also include handling costs and are referred to as “freight charges”) are recorded as part of costs of sales.

In the future we will add, in Note A to our consolidated financial statements, a statement disclosing that, in accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs” we include the shipping and handling charges that we bill to customers in net sales and our shipping and handling costs in costs of sales.

Acknowledgements

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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